Exhibit 99.2

Cazoo Receives Non-compliance Notice from NYSE Regarding 20-F Filing Delinquency

London and New York, May 21, 2024 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car platform, announces receipt of a written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) on May 16, 2024 stating that the Company is not in compliance with the NYSE continued listing standards set forth in Section 802.01E of the NYSE Listed Company Manual, which requires timely filing of all required periodic reports with the Securities and Exchange Commission (the “SEC”), because of the Company’s failure to timely file its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”).

As previously disclosed on May 1, 2024, Cazoo was unable to file its 2023 Form 20-F on or before the prescribed filing date without unreasonable effort or expense. As a result of the significant amount of time devoted by management to pursue strategic initiatives, and the Company’s pivot to the marketplace model, which has also required a dedication of the Company’s limited personnel and resources, and because of our liquidity concerns whereby we would not be able to demonstrate our ability to continue as a going concern in the medium- to long-term, the Company was unable to complete the preparation and review of its financial statements and disclosures for the 2023 Form 20-F. Moreover, as a result of the foregoing, the Company does not currently intend to file the 2023 Form 20-F.

In accordance with Section 802.01E of the NYSE Listed Company Manual, the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to six months from the date of the filing delinquency (the “Initial Cure Period”). The Company’s Class A ordinary shares will continue to trade on the NYSE during the Initial Cure Period, subject to the Company’s compliance with other continued listing requirements. Notwithstanding the foregoing, if circumstances warrant, the NYSE may commence delisting proceedings at any time.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “plan,” “seek,” “intend,” “will,” “could,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) our ability to complete the winding up in a timely manner; (2) that our shareholders will not realize any value in the Company’s shares; (3) the holders of our Senior Secured Notes will have significant influence over all shareholder votes, and they, as secured creditors, will have interests different from our shareholders; (4) that our warrantholders will receive nothing for their warrants; (5) the likelihood that our creditors will not receive a full recovery in connection with our winding up; (6) the risk that our shareholders will not be able to buy or sell shares after we close our share transfer books in connection with the Cayman Island winding-up process; (7) our directors and officers will continue to receive benefits from the Company during the winding up; (8) the impact of business uncertainties in connection with the winding up; (9) the risk that we may have liabilities or obligations about which we are not currently aware; (10) the risk that the cost of settling our liabilities and contingent obligations could be higher than anticipated; and (11) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: investors@cazoo.co.uk

Media:

Cazoo: press@cazoo.co.uk

Jess Reid – Teneo +44 (0) 7919 685287

Anthony Di Natale – Teneo +44 (0) 7880 715975